Filed by URS Corporation Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Washington Group International , Inc.

Commission File No. of Subject Company: 001-12054
[The following call script was used in a conference call to URS Corporation employees.]
URS MANAGEMENT CALL SCRIPT

•	Good evening everyone, and thank you for joining us on such short notice. I am speaking to you today from New York City where I am joined by URS Division President Gary Jandegian and EG&G Division President Randy Wotring.

•	Several hours ago, we issued a press release announcing that URS and Washington Group—a leading provider of engineering, construction, technical and operations and maintenance services—had signed a definitive agreement under which URS will acquire Washington Group. I am pleased to report the transaction was approved unanimously by both Boards of Directors.

•	This is a very exciting development for the Company, and I would like to spend a few moments briefing you on the strategy behind the acquisition and what we expect to occur in the coming weeks and months.

•	As you know, URS has a long history of growing our business and building shareholder value through a combination of organic growth and strategic acquisitions, and the acquisition of Washington Group is the next logical step in our growth strategy.

•	Over the past five years since the acquisition of EG&G, we have been extremely successful in achieving organic growth by focusing our efforts on the key markets that comprise our business today.

•	Another of our strengths as an organization has been anticipating changes in the marketplace and adapting to them, though major acquisitions, to build our scale and geographic reach, expand our technical capabilities and enter high-growth markets previously under served by URS.

•	For those of you who have been with URS for more than a decade, you will recall that in the mid-1990’s, we were a small engineering firm with approximately $150 million in revenues and 1,500 employees.

•	In 1996, we acquired Greiner Engineering, which doubled our size and gave us increased expertise in the transportation sector. This sector was soon to benefit from the passage of landmark federal funding programs for highway and airport projects.

•	In 1997, we added Woodward-Clyde, again doubling our size and significantly expanding our private-sector business, giving us relationships with more than half of the Fortune 500.

•	Two years later, we acquired the Dames & Moore Group, which enhanced our position overseas, added to our Fortune 500 client base, expanded our program and construction management capabilities and added expertise in the growing mass transit market.

•	And in 2002, we acquired EG&G, adding capabilities that have enabled us to respond to the rapidly growing demand for systems engineering, technical assistance and operations & maintenance work for the Department of Defense.

•	Each of these acquisitions has been a great success for the Company. In each case, we were able to secure financing, complete the transaction, integrate the acquired companies into our organization and then pay down the debt.

•	As a result of our success, today URS is the leading provider of engineering design services and a major U.S. federal government contractor with approximately 29,500 employees and 2006 revenues of $4.24 billion—an extraordinary transformation from the Company we were in the mid-1990s.

•	All of you have been instrumental in this success, and I would like to thank you for your efforts. You have played an important role in integrating these acquisitions and executing our strategy at the operational level, building on the synergies presented by each, and helping the Company meet its financial goals.

•	It is because of your efforts that we have built such a solid reputation in the financial community and easily secured the financing to acquire Washington Group.

•	It is also worth noting that at the conclusion of this transaction, our debt to total capitalization ratio will be lower (approximately 37%) than it was following the EG&G acquisition (approximately 58%).

•	The combination of URS and Washington Group will bring together two world-class organizations to create a highly diversified new competitor in the global engineering and construction industry and position the combined Company for the future.

•	Washington Group is a storied name in the engineering and construction industry. It was founded in 1912 as Morrison-Knudson Company and in the 1930’s was part of the joint venture responsible for building the Hoover Dam, one of the great civil engineering achievements of the twentieth century. In 1996, Morrison-Knudson joined with Washington Construction to form Washington Group, as we know it today.

•	Today, Washington Group is under the direction of an exceptional leadership team with whom we have been working closely. This includes Stephen Hanks, the President and Chief Executive Officer; George Juetten, Executive Vice President and Chief Financial Officer;

Tom Zarges, Senior Executive Vice President of Operations; and Steve Johnson, Senior Executive Vice President of Business Development.
•	I would like to commend them and their entire management team for the excellent job they have done in building Washington Group into the highly respected organization it is today, and I look forward to continuing to work together as we build our combined company.

•	Combined, URS and Washington Group will be the 4th largest public engineering and construction company. Based on the guidance issued by both companies for 2007, we estimate that the combined entity would have 2007 revenues of approximately $8.6 billion.

•	Together, we will have approximately 54,000 employees in more than 30 countries, and we will be positioned to address the increasing demand among our clients for “single-source” providers of engineering and construction services.

•	In a moment, Gary and Randy will describe in more detail how Washington Group’s business will build on our capabilities and market position within each division, but first I would like to give you a brief overview of the Washington Group organization.

•	Today, Washington Group is a leading provider of engineering and construction services with approximately 25,000 employees in 30 countries worldwide under the direction of an extremely talented leadership team.

•	Like URS, Washington Group serves a diverse and balanced portfolio of clients in key market sectors, which are organized around the following business units: energy & environment, defense, power, infrastructure, industrial/process and mining.

•	The energy & environment business unit provides a full range of services, primarily to the Department of Energy, ranging from technical consulting to operations and maintenance for nuclear processing facilities; nuclear/hazardous waste facility decommissioning and demolition and environmental remediation and restoration at major federal complexes. (In 2006, this sector accounted for approximately 23% of Washington Group’s work.)

•	Washington Group’s defense business covers complete turn-key services for the elimination and demilitarization of weapons of mass destruction; threat analysis and infrastructure hardening solutions for military and government complexes worldwide, as well as the engineering, construction, operations and closure of military bases. (Defense represented 17% of Washington Group’s work in 2006.)

•	Washington Group also has built a major power business, encompassing engineering and design through construction to operations and maintenance of fossil fuel, nuclear and hydroelectric generating facilities, and transmission and distribution systems. (Power accounted for 23% of Washington Group’s business in 2006.)

•	Their infrastructure business focuses on large design-build, design-build-operate-maintain, and program and construction management projects for rail and transit, highways and bridges, hydropower, water supply, and water and wastewater treatment, storage and conveyance, (This business accounted for approximately 17% of the Washington Group’s work in 2006.)

•	Washington Group is active in the industrial/process market, providing a wide range of engineering, procurement, construction, and operations and maintenance services at the industrial facilities of many Fortune 500 companies. (15% of Washington Group’s work came from industrial and process engineering in 2006.)

•	Finally, in mining, Washington Group offers engineering, construction, and environmental management and operations and maintenance services for extracting and processing metals, industrial minerals and energy resources. (This accounted for approximately 5% of the company’s revenues in 2006.)

•	In terms of its clients, 55% of Washington Group’s revenues in 2006 were derived from the public sector, including the Departments of Defense and Energy. The balance of revenues was from private-sector companies.

•	We believe that URS and Washington Group are a logical fit, not only from a business perspective, which Gary and Randy will discuss in a moment, but culturally as well.

•	We are particularly excited about our combination with Washington Group because the two companies share similar values, management philosophies and the highest standard for operational excellence. Washington Group is very much like URS in the way it conducts business but it brings skill-sets to the organization we currently lack.

•	Washington Group and URS both enjoy excellent reputations for the caliber of our professional staff, and we are both committed to providing our employees with unparalleled career opportunities.

•	As we become a larger, global company serving a more diverse range of markets, I am confident the acquisition will provide new career paths for the employees of both companies that few firms in our industry could offer.

•	In addition, we both share uncompromising commitment to the highest ethical standard in all our business dealings, as well as to employee health and safety. In fact, Washington Group has one of the best safety records in the construction industry.

•	I would also like to mention that the senior leadership of both companies is very enthusiastic about the combination of our two companies. As I mentioned earlier, we have been working closely with Washington Group’s exceptional management team. Everyone is “on board” with the proposed deal, and we are committed to ensuring the success of the acquisition and of the combined company.
•	With that, I will turn the call over to Gary.
Gary Jandegian
•	Thank you, Martin. I would like to reiterate that we are very excited about the combination of URS and Washington Group and the opportunities the acquisition will present for the combined organization.

•	As Martin said earlier in the call, the acquisition of Washington Group should significantly enhance our scale, geographic reach and technical capabilities in key high-growth markets, as well as our ability to globally perform large and complex assignments.

•	Within the URS Division, there are many areas offering strong synergies between the two companies with very little overlap in terms of the clients we provide services to. In addition, like previous acquisitions, it is going to provide you with many new opportunities to work on signature projects and programs previously unavailable to either company.

•	The combined company will be able to meet our clients’ needs through the entire lifecycle of a project—from planning and design through design and construction—to operations and maintenance.

•	This “single-source” offering will enable us to address the growth in design-build; design-build-operate-maintain; engineering and procurement (EP); and engineering, procurement and construction (EPC) projects, as well as public-private partnerships.

•	The acquisition will enhance our capabilities in the growing infrastructure and power markets. In the infrastructure market, we will be able to address the growing demand for design-build and turn-key services on large scope projects. By combining with Washington Group, we will hold top-tier positions in the transportation, water/wastewater, and the public facilities E&C markets.

•	In the power market, the combined company will offer a full range of integrated E&C services for coal-fired, gas and nuclear plants, including EP, EPCM and EPC.

•	Together, we will have the largest number of nuclear scientists and engineers in our industry, enabling us to meet the anticipated resurgence in investment in nuclear energy facilities as a clean energy alternative.

•	We will also offer turn-key solutions for power plant construction and FGD emissions control projects, and in renewable energy sources.

•	With that I would like to turn the call over to Randy to talk about our defense business and other opportunities in our U.S. federal government business presented by the acquisition, including new opportunities with the Departments of Energy and Defense.
Randy Wotring
•	Thank you, Gary. I am also very excited about the acquisition of Washington Group and the opportunities it will present for both the EG&G and URS Divisions.

•	The acquisition of Washington Group further rounds out our capabilities in the federal sector and will allow us to benefit from long-term trends in the federal market, including the growth in outsourcing.

•	The combined company is expected to be a top tier federal contractor with an enhanced position within the Department of Defense and a market leadership position within the Department of Energy.

•	By joining with Washington Group, we will have the combined resources and technical expertise to compete for and be better positioned to win large, bundled defense contracts, which are becoming increasingly commonplace in the federal marketplace.

•	Many of these contracts are billion-dollar programmatic assignments requiring the combined resources and capabilities of the URS and EG&G Divisions. We have already successfully collaborated on the pursuit of several of these assignments, but with Washington Group, we will have added resources and broader technical capabilities at our disposal, which should make us an even more viable single-source provider to the federal government.

•	In addition, our current business opportunities will be bolstered by our increased international presence, enhancing our ability to win new assignments in support of Department of Defense contingency operations.

•	Washington Group has also built a significant and highly complementary business in the disposal of chemical, biological, radiological and nuclear weapons, which augments the work the EG&G Division performs in this area. Our new company is expected to be a leader in high hazard operations and the number one engineering, management, and environmental firm in the federal sector.

•	As you can see, the addition of Washington Group to the URS organization will provide new opportunities in the federal arena, and I look forward to working with our colleagues at Washington Group once the acquisition is completed. I will now turn the call back to Martin.

Martin Koffel
•	Thank you, Randy.

•	One of the hallmarks of URS’ success in the past decade has been our ability to anticipate changes in the marketplace and to carefully assemble a diversified portfolio of business in key strategic markets.

•	This has allowed URS to generate strong and consistent revenue growth and profitability and build value for our shareholders.

•	As I mentioned earlier, the acquisition of Washington Group is the next logical step in maintaining a leadership position in the industry and building for the future.

•	It is important to keep in mind that this afternoon’s announcement represents just the beginning of the acquisition process. While we expect the transaction to close in the second half of 2007, it is still subject to customary regulatory and shareholder approvals.

•	Until then, URS and Washington Group will remain independent and all interactions with Washington Group and its employees must be governed by the same standards we would apply to any other competitor.

•	And, while this is an exciting time for the Company, it is also important that we continue to focus on our jobs—on delivering on our commitments to our clients and meeting our operational and financial goals.

•	As we work our way through the acquisition process, we will continue to keep you updated about our progress.

•	Turning to the very important aspect of communications:
o	Later this evening, you will be receiving a briefing, which should help you address questions you may receive from members of your staff and clients about our plans to join with Washington Group.

o	Tomorrow morning, we will be hosting a conference call with analysts to explain our acquisition plans, followed by an investor luncheon in New York City.

o	We also have schedule one-on-one meetings with members of the financial community.

o	In addition, we have organized a coordinated telephone campaign to reach out to key clients in the coming week to explain the acquisition and the benefits we believe it will provide to them.

o	Over the next couple of weeks, Gary, Randy, Tom Hicks, myself and other members of our management team who have been actively involved in the acquisition will be attending a number of regularly scheduled regional meetings to discuss the acquisition with you in more detail.

o	And we will continue to work closely with our counterparts at Washington Group, in particular with Stephen Hanks, George Juetten, Tom Zarges and Steve Johnson on communicating the potential and benefits of the acquisition to employees throughout the URS and the Washington Group organizations.
•	Once the acquisition is completed, Washington Group will become the Washington Group Division of URS Corporation, operating in much the same way as our URS and EG&G Divisions operate.

•	We look forward to updating you about our progress as we work our way through the acquisition process and as we enter the next chapter of our history.

•	Thank you very much for dialing in this evening.
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Additional Information and Where to Find It
In connection with the proposed transaction, URS Corporation and Washington Group will be filing documents with the Securities and Exchange Commission (the “SEC’), including the filing by URS of a registration statement on Form S-4, and the filing by URS and Washington Group International, Inc. of a related preliminary and definitive joint proxy statement/prospectus. Investors and security holders are urged to read the registration statement on Form S-4 and the related preliminary and definitive joint proxy/prospectus when they become available because they will contain important information about the proposed transaction. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the SEC at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by URS by contacting URS Investor Relations at 877-877-8970. Investors and security holders may obtain free copies of the documents filed with the SEC by Washington Group by contacting Washington Group Investor Relations at 866-964-4636. In addition, you may also find information about the merger transaction at www.urs-wng.com.

URS, Washington Group and their directors and executive officers may be deemed participants in the solicitation of proxies from the stockholders of URS and Washington Group in connection with the proposed transaction. Information regarding the special interests of these directors and executive officers in the proposed transaction will be included in the joint proxy statement/prospectus of URS and Washington Group described above. Additional information regarding the directors and executive officers of URS is also included in URS’ proxy statement for its 2007 Annual Meeting of Stockholders, which was filed with the SEC on April 18, 2007. Additional information regarding the directors and executive officers of Washington Group is also included in Washington Group’s proxy statement for its 2007 Annual Meeting of Stockholders, which was filed with the SEC on April 17, 2007, as amended. These documents are available free of charge at the SEC’s Web site at www.sec.gov and from Investor Relations at URS and Washington Group as described above.
Forward-Looking Statements
Statements contained in this communication that are not historical facts may constitute forward-looking statements, including statements relating to timing of and satisfaction of conditions to the merger, whether any of the anticipated benefits of the merger will be realized, including future financial results, future competitive positioning and business synergies, future acquisition cost savings, future market demand, future benefits to stockholders and employees and future economic and industry conditions. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “expect,” “plan,” “may,” “will,” “could,” “should,” “believe,” “predict,” “potential,” “continue” and similar expressions are also intended to identify forward-looking statements. The Company believes that its expectations are reasonable and are based on reasonable assumptions. However, such forward-looking statements by their nature involve risks and uncertainties that could cause actual results to differ materially from the results predicted or implied by the forward-looking statement. The potential risks and uncertainties include, but are not limited to: potential difficulties that may be encountered in integrating the merged businesses; potential uncertainties regarding market acceptance of the combined company; uncertainties as to the timing of the merger, approval of the transaction by the stockholders of the companies and the satisfaction of other closing conditions to the transaction, including the receipt of regulatory approvals; competitive responses to the merger; an economic downturn; changes in the Company’s book of business; the Company’s compliance with government contract procurement regulations; the Company’s ability to procure government contracts; the Company’s reliance on government appropriations; the ability of the government to unilaterally terminate the Company’s contracts; the Company’s ability to make accurate estimates and control costs; the Company’s ability to win or renew contracts; the Company’s and its partners’ ability to bid on, win, perform and renew contracts and projects; environmental issues and liabilities; liabilities for pending and future litigation; the impact of changes in laws and regulations; a decline in defense spending; industry competition; the Company’s ability to attract and retain key individuals; employee, agent or partner misconduct; risks associated with changes in equity-based compensation requirements; the Company’s leveraged position and ability to service its debt; risks associated with international operations; business activities in high security risk countries; third party software risks; terrorist and natural disaster risks; the Company’s relationships with its labor unions; the Company’s ability to protect its intellectual property rights; anti-takeover risks and other factors discussed more fully in URS’ Form 10-Q for its quarter ended March 30, 2007, as well as in the Joint Proxy Statement/Prospectus of URS and Washington Group to be filed, and other reports subsequently filed from time to time, with the Securities and Exchange Commission. These forward-looking statements represent only the Company’s current intentions, beliefs or expectations, and any forward-looking statement speaks only as of the date on which it was made. The Company assumes any obligation to update any forward-looking statements.

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